

February 12, 2015

Via E-Mail
Robert J. Hombach
Chief Financial Officer
Baxalta Incorporated
One Baxter Parkway
Deerfield, IL 60015

     Re: Baxalta Incorporated
             Amendment No. 1 to Registration Statement on Form 10-12B
             Filed January 26, 2015
             File Number 001-36782

Dear Mr. Hombach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Spin-Off Transaction

1. Based on your response to prior comment 1, it appears that Baxter's subsequent dispositions of the retained Baxalta shares, including in exchange for outstanding debt, could occur simultaneously with or within a short time after the proposed distribution of Baxalta common stock to Baxter shareholders. In light of that possibility, please provide a more detailed analysis as to why Baxter shareholders would not be giving up consideration in connection with the transactions. Please provide more specific information about the contemplated timing of the subsequent dispositions, if possible, and advise whether there is any minimum period of time following the distribution during which Baxter would refrain from distributing its retained shares.

Exhibit 99.1, Information Statement

Questions and Answers about the Separation and Distribution, page 1

2. We note your response to prior comment 2 and partially reissue that comment. Please revise your Q&A to disclose the reasons for the distribution of cash from Baxalta to Baxter when the spin-off occurs.

Potential indemnification liabilities to Baxter pursuant to the separation agreement…, page 30

3. We acknowledge your response to prior comment 10. Please describe the scope, extent and limits of the indemnification that Baxalta will provide to Baxter in the Separation Agreement. You should also supplementally provide us the draft Separation Agreement if you do not file the exhibit with your next amendment so we may review the agreement when we are evaluating your amended indemnification disclosure.

After the distribution, Baxalta will have indebtedness…, page 32

4. We acknowledge your response to prior comment 11 and request that you provide the appropriate disclosure in the "Risk Factors" section as well as in your "Description of Material Indebtedness."

Other Comments

5. Please file any additional exhibits with your next amendment as soon as practicable. We may have further comments upon examination of these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh at (202) 551-3627or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
       Stephanie D. Miller, Esq.
       David Scharf, Esq.
       Baxter International Inc.